Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 1 of 7 GLOBAL BLUE DELIVERS A STRONG Q3 FY23/24 FINANCIAL PERFORMANCE, WITH CONTINUED DOUBLE-DIGIT GROWTH, HEALTHY PROFITABILITY, AND ACTIVE DE-LEVERAGING • Strong YoY growth in Adjusted EBITDA of 65.2% to €39.8m in Q3 FY23/24 and 102.3% to €114.7m in 9M FY23/24, with 9M Adjusted EBITDA margin of 36.2% • Continued improvement in the Group’s Annualized Adjusted EBITDA(1) to €159m in Q3 FY23/24 vs. €142m in Q2 FY23/24 • Strengthened balance sheet, with a strong improvement in LTM net leverage ratio(2) to 3.6x • Financial guidance reiterated — FY23/24 Adjusted EBITDA of €145-165m Signy, Switzerland, February 23, 2024 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the third quarter and nine month period ended December 31, 2023. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report another strong performance for the Group, with continued progress across the business through the third quarter and first nine months of the year. “We delivered a 26.2% YoY increase in Revenue and a 65.2% YoY increase in Adjusted EBITDA in Q3 FY23/24, supporting an annualized quarterly Adjusted EBITDA (1) of €159m and giving us increased confidence in our FY23/24 Adjusted EBITDA guidance of €145-165m. “Towards the latter part of the quarter, as previously communicated, we took two strategic steps towards improving our capital structure; we welcomed Tencent as a shareholder following their $100m strategic equity investment and opportunistically refinanced all our debt, extending maturity to 2030. “We have meaningfully deleveraged the Group, with a net leverage ratio (2) at 3.6x at the end of the quarter vs. 6.5x at the end of March 2023, and confirm our long-term net leverage objective of <2.5x”.

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 2 of 7 EXECUTIVE SUMMARY Q3 and 9M FY23/24 financial results showed a strong increase in both growth and profitability. The Group delivered a 26.2% YoY increase in Revenue to €109.4m and an 65.2% YoY increase in Adjusted EBITDA to €39.8m in Q3 FY23/24, resulting, for 9M FY23/24, in a 41.1% YoY increase in Revenue to €317.1m and a 102.3% YoY increase in Adjusted EBITDA to €114.7m, taking the Adjusted EBITDA margin to 36.2%. This drove a continued improvement of the Group’s annualized quarterly Adjusted EBITDA (1) to €159m in Q3 FY23/24, from €142m in Q2 FY23/24 and €134m in Q1 FY23/24. Furthermore, as announced previously, the Group completed two significant capital structure transactions in the latter part of the period. First, Tencent agreed to invest $100m in Global Blue common equity, validating Global Blue’s leadership, reflecting confidence in the ongoing travel recovery, and supporting the stated de-leveraging target. Second, to further strengthen the balance sheet, the Group refinanced its debt with a senior term loan of €610.0m and a revolving credit facility of €97.5m, extending maturity to 2030. In January 2024, Tax Free Shopping like-for-like (“LfL” )) Issued Sales in Store (3) recovery reached 125% in Continental Europe and 161% in Asia Pacific. The recovery of Mainland Chinese continues to accelerate benefitting from a strong willingness to travel and shop abroad, air capacity improvement and visa issuance reduced lead time. In that context, the Mainland China recovery in Asia Pacific reached 127% in January vs. 105% in Q3 FY23/24, while Mainland China recovery in Continental Europe reached 80% in January vs. 58% in Q3 FY23/24. All this considered, Global Blue could achieve Adjusted EBITDA in excess of €200m(4), based on annualization of Q3 FY23/24 results and assuming Mainland China Revenue recovery reaches 100% (5) vs. a Mainland China Revenue recovery at 52% in Q3 FY23/24. In conclusion, the Group reiterates the financial guidance and long-term targets issued on September 25, 2023, with FY23/24 Adjusted EBITDA of €145-165m.

FINANCIAL PERFORMANCE

Q3 FY23/24 Financial Performance

€M	Q3 FY21/22	Q3 FY22/23	Q3 FY23/24	Q3 FY23/24 vs. Q3 FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	29.4	64.4	80.3	
Added Value Payment Solutions	5.9	16.2	22.3	
Retail Tech Solutions	3.6	6.1	6.8	
Group Revenue	**38.9**	**86.7**	**109.4**	***26.2%***
Adjusted Operating Expenses	(35.6)	(62.6)	(69.6)	
Adjusted EBITDA	**3.3**	**24.1**	**39.8**	***65.2%***
Adjusted EBITDA Margin(%)	***8.4%***	***27.8%***	***36.3%***	
Adjusted Depreciation & Amortisation	(10.1)	(9.2)	(9.7)	
Net Finance Costs	(6.2)	(3.7)	(12.0)	
Adjusted Profit before Tax	**(13.0)**	**11.1**	**18.1**	
Adjusted Income Tax Expense	(0.4)	(3.7)	(7.0)	
Non-Controlling Interests	(0.3)	(0.8)	(1.9)	
Adjusted Net Income Group Share	**(13.8)**	**6.6**	**9.1**	

Revenue

The Group delivered Revenue of €109.4m in Q3 FY23/24, a 26.2% YoY increase, reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €80.3m in Q3 FY23/24, a 24.8% YoY increase. Revenue in Continental Europe reached €68.1m, a 17.7% LfL YoY increase, while Revenue in Asia Pacific reached €12.2m, an 83.5% LfL YoY increase. This strong performance reflects the ongoing recovery across all origin nationalities with the acceleration of the Mainland China recovery being the key driver of the Revenue improvement in both Asia Pacific and Europe.

Added Value Payment Solutions delivered Revenue of €22.3m in Q3 FY23/24, a 37.4% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions reached €10.6m, a 64.2% LfL YoY increase, while Revenue in the Acquiring business reached €11.7m, a 26.2% LfL YoY increase.

Retail Tech Solutions delivered Revenue of €6.8m in Q3 FY23/24, an 11.6% YoY increase, reflecting organic growth of 3.9% (€0.2m), with the remainder related to the consolidation of ShipUp, acquired on November 1, 2022. Whilst LfL Revenue growth was moderate at 3.9%, as a result of the cessation of sale of carriage to ZigZag clients (revenue with a low contribution), the LfL contribution growth of the segment (i.e., after carrier costs) was very strong at 80.0%.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €39.8m in Q3 FY23/24, a 65.2% YoY increase, reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 8.5pts to 36.3% and a Revenue drop-through(6) to Adjusted EBITDA of 69.2%.

Furthermore, annualized Adjusted EBITDA(1) has shown a consistent improvement to €159m in Q3 FY23/24, from €35m in Q1 FY22/23, €84m in Q2 FY22/23, €98m in Q3 FY22/23, €115m in Q4 FY22/23, €134m in Q1 FY23/24 and €142m in Q2 FY23/24.

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 3 of 7

9M FY23/24 Financial Performance

€M	9M FY21/22	9M FY22/23	9M FY23/24	9M FY23/24 vs. 9M FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	61.5	166.4	235.2	
Added Value Payment Solutions	16.0	44.1	61.3	
Retail Tech Solutions	9.3	14.1	20.6	
Group Revenue	**86.8**	**224.7**	**317.1**	***41.1%***
Adjusted Operating Expenses	(94.6)	(168.0)	(202.4)	
Adjusted EBITDA	**(7.8)**	**56.7**	**114.7**	***102.3%***
Adjusted EBITDA Margin(%)	***(9.0%)***	***25.2%***	***36.2%***	
Adjusted Depreciation & Amortisation	(30.3)	(27.0)	(27.6)	
Net Finance Costs	(18.7)	(27.6)	(36.6)	
Adjusted Profit before Tax	**(56.9)**	**2.1**	**50.5**	
Adjusted Income Tax Expense	4.4	(7.5)	(19.6)	
Non-Controlling Interests	(0.7)	(1.7)	(5.6)	
Adjusted Net Income Group Share	**(53.2)**	**(7.1)**	**25.3**	

Revenue
The Group delivered Revenue of €317.1m in 9M FY23/24, a 41.1% YoY increase reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €235.2m in 9M FY23/24, a 41.3% YoY increase. Revenue in Continental Europe reached €202.1m, a 32.7% LfL YoY increase; while Revenue in Asia Pacific reached €33.1m, a 125.0% LfL YoY increase, reflecting the ongoing recovery across all origin nationalities with the reopening of Chinese borders in January 2023 being the key driver of the Revenue improvement in both Asia Pacific and Europe.

Added Value Payment Solutions delivered Revenue of €61.3m in 9M FY23/24, a 38.9% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions reached €31.0m, a 54.6% LfL YoY increase; while Revenue in the Acquiring business reached €30.3m, a 36.2% LfL YoY increase.

Retail Tech Solutions delivered Revenue of €20.6m in 9M FY23/24, a 45.7% YoY increase, reflecting strong organic growth of 22.3% (€3.7m), and the remainder from the consolidation of ShipUp, acquired on 1 November 2022.

Adjusted EBITDA
The Group delivered Adjusted EBITDA of €114.7m in 9M FY23/24, a 102.3% YoY increase reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 11ppts to 36.2% and a Revenue drop-through[(6)] to Adjusted EBITDA of 62.8%.

Adjusted Profit before Tax
The Group delivered Adjusted Profit Before Tax of €50.5m in 9M FY23/24, a €48.4m YoY increase, mainly reflecting the significant increase in Adjusted EBITDA partially offset by an increase of €9.0m in net finance costs, related to higher interest costs in the period.

Balance Sheet and Net Debt
As at December 31, 2023, Group Net Debt reached €508.6m, consisting of Gross Financial Debt of €610.0m and Cash & Cash Equivalents of €101.4m, resulting in a net leverage ratio[(2)] of 3.6x.

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 4 of 7

LATEST TAX FREE SHOPPING TRENDS

% Recovery Issued Sales in Store Tax Free Shopping*	*Q1 FY23/24*	*Q2 FY23/24*	*Q3 FY23/24*	*January 2024*	*January 2024 vs. Q3 FY23/24*
Continental Europe LfL *(excluding UK; same merchant)*	121%	119%	118%	125%	+7ppts
APAC LfL *(same merchant)*	111%	134%	150%	161%	+11ppts
Group LfL *(excluding UK; same merchant)*	118%	123%	127%	135%	+8ppts
Group reported *(including UK; non-same merchant)*	103%	102%	106%	110%	+4ppts

**Refers to the issued Sales in Store (spend) compared to Calendar Year 2019.*

In January 2024, the recovery in Tax Free Shopping Group reported LfL Issued Sales in Store[3] increased to 110% vs. 106% in Q3 FY23/24 (+4ppts) on the back of a solid performance in both Continental Europe and Asia Pacific.

In January 2024, excluding Mainland China and Russia, Continental Europe recovery reached 156% vs. 153% in Q3 FY23/24, whilst recovery in Asia Pacific reached 194% in January 2024 vs. 197% in Q3 FY23/24.

The recovery in Continental Europe reached 125% in January 2024 vs. 118% in Q3 FY23/24 (+7ppts). US, GCC and regional European shoppers continued to drive the recovery in Continental Europe in January, with recovery at 290%, 273% and 209% respectively. The US sustained a strong level of recovery which was again driven by High Net Worth Individuals and Very Important Clients who have significantly increased their spend vs. 2019. Meanwhile, the recovery in Mainland China continued to accelerate, at 80% in January 2024 vs. 58% in Q3 FY23/24 (+22ppts) as a result of an increase in air capacity and higher visa issuance.

The recovery in Asia Pacific reached 161% in January 2024 vs. 150% in Q3 FY23/24 (+11ppts). Hong Kong/Taiwan and North East Asia shoppers drove the strong recovery in Asia Pacific in January 2024, with recovery at 426% and 242% respectively. Meanwhile, Mainland China's recovery continued to strengthen, at 127% in January 2024 vs. 105% in Q3 FY23/24 (+22ppts), with Very Important Clients, High Net Worth Individuals and affluent shoppers driving the recovery, with average spend more than doubling vs. 2019.

Impact of China reopening on Global Blue's profitability

With Mainland China representing approximately 36% of Tax Free Shopping Sales in Store in 2019, the return of Chinese shoppers is an important contributor to the ongoing recovery.

The willingness to travel of Chinese shoppers, based on Global Blue's proprietary survey, remained strong, reaching 76% in January 2024. The air capacity recovery from China continues to trend upwards, reaching 82% in Continental Europe and 83% in Asia Pacific in January 2024. Finally, as for most nationalities, a strong average spend progression per Chinese shopper is noticeable, reaching 115% in Asia Pacific and 63% in Continental Europe in January 2024 vs. 2019.

In conclusion, Global Blue should be well placed to benefit from the progressive reopening of Mainland Chinese international travel. Based on an annualization of Q3 FY23/24 results, and assuming Mainland China Revenue recovery reaches 100%[5] vs. a Mainland China Revenue recovery at 52% in Q3 FY23/24.

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 5 of 7

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 6 of 7 FINANCIAL GUIDANCE AND LONG-TERM TARGETS In September 2023, the Group issued guidance and long-term targets as it continues to benefit from the strong growth drivers of the business; Global Blue Group Holding AG - Global Blue Introduces Financial Guidance and Long-term Targets. In summary, Global Blue expects Adjusted EBITDA of €145-165m in FY23/24 and more than €200m in FY24/25. As the environment normalizes thereafter, in the long-term, Global Blue is targeting 8-12% Revenue growth, >50% Revenue-to-Adjusted EBITDA drop-through(6), and a net leverage ratio(2) <2.5x. 1Annualized extrapolation includes Tax Free Shopping Solutions, Added Value Payment Solutions and Retail Tech Solutions performance in Q1, Q2, Q3 and Q4 FY22/23, and Q1, Q2 and Q3 FY23/24, applied to the year. 2Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA excluding Retail Tech Adjusted EBITDA losses. 3 Refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates). 4Simulation based on illustrative assumptions and should not be relied upon as being indicative of future results. This is not a forecast. This is forward-looking information – see Disclaimer. Yearly extrapolation includes Tax Free Shopping Solutions/ Added Value Payment Solutions performance in Q3 FY23/24 applied to the year. 5100% Mainland China Revenue recovery would require Chinese LfL Issued Sales in Store to reach around 127%. 6Refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line.

Global Blue Q3 and 9M FY23/24 Financial Results February 23, 2024 Page 7 of 7 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non -IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “migh t”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID -19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different fields: • Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in -house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience • Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction • RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, which can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni -channel customer journey, both in - store and online In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data -driven solutions to increase footfall, convert footfall to Revenue and enhance performance. Pre-pandemic figures FY 19/20. Source: Global Blue